210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

Oncolytics Biotech Inc. Announces the Appointment of Dr. Alan J. Tuchman as Chief Medical Officer
FOR IMMEDIATE RELEASE

CALGARY, AB, September 28, 2012 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today announced the appointment of Dr. Alan Tuchman to the role of Chief Medical Officer and Senior Vice President, Clinical and Medical Development.

Dr. Tuchman holds a B.S. from the City College of New York, an M.D. from the University of Cincinnati, College of Medicine and an MBA from the Columbia University, School of Business. Throughout his medical career he has held numerous academic and administration appointments at a variety of medical schools in the New York area and is currently Clinical Professor of Neurology at the New York Medical College in Valhalla, New York, and engaged in the private practice of neurology. Dr. Tuchman has staff privileges at the Montefiore Medical Centre, where he is the Attending, Department of Neurology. He holds membership in numerous professional societies, and has sat on advisory boards, boards of trustees and committees for a number of state and regional groups as well as hospitals, focused on neurological diseases.

Dr. Tuchman also brings substantial capital markets experience to this new role. He spent nearly four years as a sell-side analyst with Oscar Gruss & Son, advancing to the role of Senior Vice President, Equity Research. Subsequently he was a Principal at Xmark Funds, a biotechnology investment fund. Today he is a Managing Director at MedPro Investors LLP, an angel investment group focused on biotechnology companies. Dr. Tuchman is also the Chairman (previously Chairman and Chief Executive Officer) of Neurophysics Inc., a developer of innovative, non-invasive medical devices. He has served on the Company’s Scientific Advisory Board and been a consultant to Oncolytics since 2001.

“Alan brings a powerful combination of extensive medical and capital markets expertise to his new role at Oncolytics,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are pleased to have an individual of his caliber formally join our management team and expect him to make a substantial contribution, building on his long term association with the Company.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future are forward-looking statements and forward-looking information, and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel Inc. Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@dgicomm.com